# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Expensify, Inc., CIK 0001476840
CUSIP: 30219Q106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 88 KEARNY ST, STE 1600, SAN FRANCISCO, California (CA), 94108
Date of event which requires filing of this statement: 09/23/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001892711

## Reporting persons
- Octopus Head, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Seychelles (T2); sole voting power 0; shared voting power 5,400,000; sole dispositive power 0; shared dispositive power 5,400,000; aggregate amount beneficially owned 5,400,000 (6.8% of the class)
  Comment: Octopus Head, Inc. is the beneficial owner of 5,400,000 shares of the Issuer's Class A Common Stock. 415 Foundation is the sole stockholder of Octopus Head, Inc., and in such capacity may be deemed to share voting and dispositive power over such shares. Witold Stankiewicz is the sole director of Octopus Head, Inc. and the controlling person of 415 Foundation, and in such capacity may be deemed to share voting and dispositive power over such shares.
- 415 Foundation: type of reporting person: other (OO); citizenship or place of organization: Panama (R1); sole voting power 0; shared voting power 5,400,000; sole dispositive power 0; shared dispositive power 5,400,000; aggregate amount beneficially owned 5,400,000 (6.8% of the class)
  Comment: Octopus Head, Inc. is the beneficial owner of 5,400,000 shares of the Issuer's Class A Common Stock. 415 Foundation is the sole stockholder of Octopus Head, Inc., and in such capacity may be deemed to share voting and dispositive power over such shares. Witold Stankiewicz is the sole director of Octopus Head, Inc. and the controlling person of 415 Foundation, and in such capacity may be deemed to share voting and dispositive power over such shares.
- Witold Stankiewicz: type of reporting person: individual (IN); citizenship or place of organization: Poland (R9); sole voting power 0; shared voting power 5,400,000; sole dispositive power 0; shared dispositive power 5,400,000; aggregate amount beneficially owned 5,400,000 (6.8% of the class)
  Comment: Octopus Head, Inc. is the beneficial owner of 5,400,000 shares of the Issuer's Class A Common Stock. 415 Foundation is the sole stockholder of Octopus Head, Inc., and in such capacity may be deemed to share voting and dispositive power over such shares. Witold Stankiewicz is the sole director of Octopus Head, Inc. and the controlling person of 415 Foundation, and in such capacity may be deemed to share voting and dispositive power over such shares.

## Item 1. Issuer
Name of issuer: Expensify, Inc.
Address of issuer's principal executive offices: 88 KEARNY ST, STE 1600, SAN FRANCISCO, CA, 94108

## Item 2. Person Filing
Name of person filing: This Statement on Schedule 13G is filed by Octopus Head, Inc., 415 Foundation and Witold Stankiewicz
Address of principal business office or, if none, residence: PH Panamera Residences, Apt 2806, Calle 47 Este, Bella Vista, Panama City, Panama
Citizenship: Octopus Head, Inc. is a Seychelles corporation. 415 Foundation is a Panama foundation. Witold Stankiewicz is a citizen of Poland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
5,400,000

Octopus Head, Inc. is the beneficial owner of 5,400,000 shares of the Issuer's Class A Common Stock. 415 Foundation is the sole stockholder of Octopus Head, Inc., and in such capacity may be deemed to share voting and dispositive power over such shares. Witold Stankiewicz is the sole director of Octopus Head, Inc. and the controlling person of 415 Foundation, and in such capacity may be deemed to share voting and dispositive power over such shares.
Percent of class:
6.8%

Octopus Head, Inc. is the beneficial owner of 5,400,000 shares of the Issuer's Class A Common Stock. 415 Foundation is the sole stockholder of Octopus Head, Inc., and in such capacity may be deemed to share voting and dispositive power over such shares. Witold Stankiewicz is the sole director of Octopus Head, Inc. and the controlling person of 415 Foundation, and in such capacity may be deemed to share voting and dispositive power over such shares.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Octopus Head, Inc.: 5,400,000
415 Foundation: 5,400,000
Witold Stankiewicz: 5,400,000

Octopus Head, Inc. is the beneficial owner of 5,400,000 shares of the Issuer's Class A Common Stock. 415 Foundation is the sole stockholder of Octopus Head, Inc., and in such capacity may be deemed to share voting and dispositive power over such shares. Witold Stankiewicz is the sole director of Octopus Head, Inc. and the controlling person of 415 Foundation, and in such capacity may be deemed to share voting and dispositive power over such shares.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Octopus Head, Inc.: 5,400,000
415 Foundation: 5,400,000
Witold Stankiewicz: 5,400,000

Octopus Head, Inc. is the beneficial owner of 5,400,000 shares of the Issuer's Class A Common Stock. 415 Foundation is the sole stockholder of Octopus Head, Inc., and in such capacity may be deemed to share voting and dispositive power over such shares. Witold Stankiewicz is the sole director of Octopus Head, Inc. and the controlling person of 415 Foundation, and in such capacity may be deemed to share voting and dispositive power over such shares.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Octopus Head, Inc.: /s/ Witold Stankiewicz, Director (11/10/2026)
- 415 Foundation: /s/ Witold Stankiewicz, Protector (11/10/2026)
- Witold Stankiewicz: /s/ Witold Stankiewicz, Individual (11/10/2026)